Exhibit (11)(dd)

Amended and Restated Investment Management Services Agreement
Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2018 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2018 through April 30, 2019

Stock Account—All Classes	0.095%

Global Equities Account—All Classes	0.125%

Growth Account—All Classes	0.045%

Equity Index Account—All Classes	0.020%

Bond Market Account—All Classes	0.095%

Inflation-Linked Bond Account—All Classes	0.030%

Social Choice Account—All Classes	0.055%

Money Market Account—All Classes	0.025%

Date: Effective May 1, 2018 in accordance with prior approval by the CREF Board on March 15, 2018.